UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Juniper II Corp.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

48203N103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Juniper II Management, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,295,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,295,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,295,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 42.7%(2)
12.	Type of Reporting Person (See Instructions) PN

Remarks:

(1)

Represents 22,295,000 shares of Class A common stock (“Class A Shares”) issuable in respect of (i) 7,335,000 shares of Class B common stock (“Founder Shares”), which are convertible into Class A Shares on a one-for-one basis at the option of the holder and (ii) 14,960,000 private placement warrants to purchase Class A Shares on a one-for-one basis (“Private Placement Warrants”).

(2)

Calculated based on (i) 29,900,000 Class A Shares outstanding as reported on the Issuer’s Form 8-K, filed on November 9, 2021, and (ii) 22,295,000 Class A Shares issuable in respect of the Founder Shares and Private Placement Warrants.

1.	Names of Reporting Persons Roger Fradin
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 22,295,000(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 22,295,000(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,295,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 42.7%(2)
12.	Type of Reporting Person (See Instructions) IN

Remarks:

(1)

Represents 22,295,000 shares of Class A common stock (“Class A Shares”) issuable in respect of (i) 7,335,000 shares of Class B common stock (“Founder Shares”), which are convertible into Class A Shares on a one-for-one basis at the option of the holder and (ii) 14,960,000 private placement warrants to purchase Class A Shares on a one-for-one basis (“Private Placement Warrants”).

(2)

Calculated based on (i) 29,900,000 Class A Shares outstanding as reported on the Issuer’s Form 8-K, filed on November 9, 2021, and (ii) 22,295,000 Class A Shares issuable in respect of the Founder Shares and Private Placement Warrants.

Item 1(a).	Name of Issuer

Juniper II Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3790 El Camino Real #818

Palo Alto, CA 94306

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Juniper II Management, LLC

(ii)	Roger Fradin

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

3790 El Camino Real #818

Palo Alto, CA 94306

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock

Item 2(e).	CUSIP Number

48203N103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

(b)	Percent of Class: See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held by Juniper II Management, LLC (the “Sponsor”). Roger Fradin, as manager and member of the Sponsor, has voting and investment discretion with respect to the reported securities. Mr. Fradin may therefore be deemed to have beneficial ownership of the reported securities. This Statement shall not be deemed an admission of beneficial ownership of such reported securities by the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2022

JUNIPER II MANAGEMENT, LLC

By:	/s/ Noah Kindler
Name: Noah Kindler
Title: Attorney-in-Fact

ROGER FRADIN

By:	/s/ Noah Kindler, as Attorney-in-Fact

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of January 26, 2022